EXHIBIT 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF PER SHARE EARNINGS

Earnings Per Share of Common Stock and Common Stock Equivalents

($ in thousands, except per share data)

	Year Ended December 31,
	2004	2003	2002
Net income applicable to common stock	$34,865	$7,685	$16,397
Average number of common shares outstanding	12,598	9,446	8,463
Net income per share—Basic	$2.77	$0.81	$1.94
Average number of common shares outstanding	12,598	9,446	8,463
Add: Assumed exercise of stock options and vesting of stock grants	117	139	213

Common and common equivalent shares outstanding	12,715	9,585	8,676

Net income per share—Diluted	$2.74	$0.80	$1.89